Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING

HELD ON MARCH 23, 2023.

(“MEETING”)

1.Date, Time and Place: On March 23, 2023, at 10 hours, by videoconference system of Suzano S.A. (“Suzano” or “Company”), the Fiscal Council (“Board”) met in accordance with Article 9 of the Internal Rules of the Fiscal Council of Suzano S.A.

2.Attendance: The following Fiscal Council members of the Company attended the meeting, representing its entirety: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The meeting was also attended by Mrs. Júlia Botelho Martins, who acted as secretary.

3.Agenda: The members of the Company’s Fiscal Council met to examine and express an opinion on the Company’s capital budget for the fiscal year ending December 31, 2023, with retained earnings in the amount of fourteen billion, nine hundred seventy-two million, three hundred twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL 14,972,323,377.05) to be applied in investments planned to meet the Company’s commitments in its growth strategy in the application of production capacity and process improvement.

4. Minutes in Summary Form: The attending Fiscal Council members unanimously approved the drawing up of these minutes in summary form.

5.Resolutions: The Meeting was established, the members of the Company’s Fiscal Council unanimously and without any reservations:

5.1.They expressed a favorable opinion on the Company’s capital budget proposal for the fiscal year ending December 31, 2023, comprising the total amount of eighteen billion, four hundred and ninety-four million, seven hundred and sixty-four thousand reais (BRL 18,494,764,000.00), to be applied in investments planned to meet the Company’s commitments in its growth strategy in the application of production capacity and process improvements, with the retained earnings in the amount of fourteen billion, nine hundred seventy-two million, three hundred twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL 14,972,323,377.05), in accordance with article 196 of Law 6,404, dated as of December 15, 1976. The copy of the capital budget was presented to the Fiscal Council members and will be part of the Management Proposal for the Company’s Annual and Extraordinary General Shareholders’ Meetings to be held on April 26, 2023.

5.2.After the aforementioned decisions, the Fiscal Council Members approved the issue of the report attached hereto as Annex I.

6.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors presents.

São Paulo/SP, March 23, 2023.

___________________________ Júlia Botelho Martins Board Secretary

Attending Directors:

___________________________

Eraldo Soares Peçanha

Fiscal Council Member

___________________________

Luiz Augusto Marques Paes

Fiscal Council Member

___________________________

Rubens Barletta

Fiscal Council Member

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

ANNEX I

Fiscal Council Opinion

The Fiscal Council of Suzano S.A. (“Company”), within its legal duties, in particular pursuant to article 163, sub-item III of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), in a meeting held on this date, examined the Company’s capital budget proposal for the fiscal year ending December 31, 2023, comprising the total amount of eighteen billion, four hundred and ninety-four million, seven hundred and sixty-four thousand reais (BRL 18,494,764,000.00), to be applied in investments planned to meet the Company’s commitments in its growth strategy in application of production capacity and process improvement, being expected as one of the financing sources the earnings retained in the amount of fourteen billion, nine hundred and seventy-two million, three hundred and twenty-three thousand, three hundred and seventy-seven reais and five cents (BRL 14,972,323,377.05), pursuant to article 196 of the Brazilian Corporation Law, and concluded, by unanimous vote and without any reservations, that the proposed capital budget is in order, with a favorable opinion as to its approval by the Company’s Annual and Extraordinary General Shareholders’ Meetings to be held on April 26, 2023, according to the Brazilian Corporation Law.

São Paulo, SP, March 23, 2023.

___________________________

Eraldo Soares Peçanha

Fiscal Council Member

___________________________

Luiz Augusto Marques Paes

Fiscal Council Member

___________________________

Rubens Barletta

Fiscal Council Member